CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the America First Quantitative Strategies Fund (a series of shares of beneficial interest of Catalyst Funds) of our report dated October 28, 2009 on the financial statements and financial highlights included in the June 30, 2009 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Briggs, Bunting & Dougherty, LLP

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania

December 11, 2009